Elizabeth Marino
emarino@sidley.com
SIDLEY AUSTIN LLP
60 State Street, 36th Floor
Boston, MA 02109
Telephone: +1 617 223 0300

Attorney for Citigroup Global Markets Limited

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of MICHAEL C. FURMAN Petitioner.	**NOTICE REGARDING STATUTORY DISQUALIFICATION OF ASSOCIATED PERSON OF SECURITY-BASED SWAP DEALER**

Citigroup Global Markets Limited ("CGML"), a non-U.S. swap dealer with a principal

place of business in London, United Kingdom and a provisionally registered swap dealer with

the Commodity Futures Trading Commission that applied for registration as a security-based

swap dealer ("SBSD") with the Securities and Exchange Commission ("SEC" or

"Commission"), hereby provides notice that Michael C. Furman (CRD No. 4289000), a person

who will be associated with CGML, is currently subject to a statutory disqualification pursuant

to Section 3(a)(39) of the Securities Exchange Act of 1934 (the "Exchange Act").

Mr. Furman is subject to a statutory disqualification as a result of his September 19, 2013

guilty plea, and conviction for, Aggravated Driving While Intoxicated with a Child Under 15-

Years of Age, a felony in violation of New York law (the "Conviction"). The Conviction will

constitute a statutory disqualification until September 19, 2023.

All matters giving rise to Mr. Furman's statutory disqualification were subject to a process where his continued association with the Financial Industry Regulatory Authority ("FINRA") was approved. On October 21, 2013, Citigroup Global Markets Inc. ("CGMI"), an affiliate of CGML, filed a Membership Continuance Application ("MC-400") with FINRA seeking to permit Mr. Furman's continued association with CGMI as a general securities representative and equity trader. On April 6, 2016, FINRA filed a Rule 19h-1 of the Exchange Act notice ("19h-1 Notice") with the Commission approving the MC-400 application and permitting Mr. Furman's continued association with CGMI. On August 18, 2016, the Commission acknowledged that association (the "SEC Acknowledgement"). A copy of the 19h-1 Notice and SEC Acknowledgement has been provided to the Commission confidentially at Exhibit A. On May 23, 2019, FINRA approved a change of Mr. Furman's alternate supervisor (the "May 23, 2019 Approval"). A copy of the May 23, 2019 Approval has been provided to the Commission confidentially at Exhibit B.

In connection with Mr. Furman's MC-400 application and as reflected in Exhibits A and B, Mr. Furman and CGMI agreed to a plan of supervision in connection with Mr. Furman's continued association with the Firm. Mr. Furman continues to be subject to that plan of supervision and the plan of supervision will apply to Mr. Furman's SBSD activities at CGML as well as his broker-dealer activities. Additionally, the terms and conditions of Mr. Furman's proposed association with CGML are the same in all material respects as those reflected in the 19h-1 Notice, and any updates related thereto regarding Mr. Furman's supervision.

Mr. Furman's primary supervisor for broker-dealer purposes is John Nidds (CRD No. 2507737), Managing Director, Head of US Equity Salestrading at CGMI and his alternate supervisor is Timothy Gately (CRD No. 2570328), Managing Director, Americas Head of

Equities Sales. Mr. Furman's supervisors will remain the same for his SBSD activities. Mr. Furman currently works from a branch office located at 388 Greenwich Street, New York, New York.

Dated: October 29, 2021

SIDLEY AUSTIN LLP

By:

Elizabeth A. Marino

emarino@sidley.com

Attorney for

Citigroup Global Markets Limited

<u>CERTIFICATE OF SERVICE</u>

I hereby certify that on October 29, 2021, I caused true and correct copies of the foregoing

NOTICE REGARDING STATUTORY DISQUALIFICATION OF ASSOCIATED PERSON OF

SECURITY-BASED SWAP DEALER to be served upon the U.S. Securities and Exchange

Commission via EDGAR filing and e-mail correspondence to the staff of the Division of Trading

and Markets.

Elizabeth A. Marino